METALLA ROYALTY & STREAMING LTD.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the year ended May 31, 2019

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

GENERAL

This management’s discussion and analysis (“MD&A”) for Metalla Royalty & Streaming Ltd. (the “Company” or “Metalla”) is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of September 26, 2019, should be read in conjunction with the Company’s consolidated financial statements for the year ended May 31, 2019 and the related notes contained therewith. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included in the following MD&A are in Canadian dollars (“C$”) except where noted. These documents and other information relevant to the Company’s activities are available for viewing on SEDAR at www.sedar.com.

Management’s Discussion and Analysis - Page 1

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

COMPANY OVERVIEW

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") is a precious metals royalty and streaming company that is focused on acquiring gold and silver metal purchase agreements, net smelter return royalties (“NSRs”), gross value return royalties (“GVRs”), net profit interests (“NPIs), gross proceeds royalties (“GPRs”), and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. For purposes of reporting, the Company calculates attributable silver equivalent production by applying its interest (i.e. royalty or stream percentage) to the total production reported by the counterparty and silver equivalency of non-silver products is based on average realized prices of all metals for the period. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol “MTA”. The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

COMPANY HIGHLIGHTS

During the year ended May 31, 2019, the Company:

•	significantly increased the number of royalties held to a total of 45 precious metal assets through the following notable transactions:

o	acquired a 2.0% NSR royalty on the Santa Gertrudis project owned by Agnico Eagle Mines Ltd. (“Agnico Eagle”)
o	acquired a 1.5% NSR royalty on the Cap-Oeste Sur East (“COSE”) project owned by Pan American Silver Corp. (“Pan American”)
o	acquired in separate transactions two NSR royalties (3.0% and 1.0%, respectively) on the Fifteen Mile Stream (“FMS”) project owned by St. Barbara Ltd. (“St. Barbara”)
o	acquired a portfolio of 18 royalties from Alamos Gold (“Alamos”), which include royalties on Agnico Eagle’s El Realito project and Monarch Gold Corp’s (“Monarch Gold”) Wasamac project;
o	completed an oversubscribed private placement for gross proceeds of $6,824,070;
o	entered into a $12,000,000 convertible debt facility with Beedie Capital (“Beedie”);
o	settled the convertible debenture held by Coeur Mining, Inc. in full;
o	entered into loan arrangements totaling US$2,000,000 with a syndicate of lenders and repaid in full subsequently;
o	closed on the acquisition of a royalty on the Garrison project owned by O3 Mining Inc. (“O3 Mining”).

•	declared and paid aggregate dividend of $1,813,738.

•

shipped 431,844 (2018 - 429,315) attributable silver ounces (“oz.”) at an average realized price of US$15.33 (2018 - US$16.74) and average cash cost of US$6.27 (2018 - US$7.06) per oz. (see non-IFRS Financial Measures);

•

generated operating cash margin of US$9.06 (2018 - US$9.68) per attributable silver oz. from the Endeavor silver stream and New Luika Gold Mine (“NLGM”) stream held by Silverback Ltd. (“Silverback”) (see non-IFRS Financial Measures);

•

had 59,515 (2018 - 90,476) attributable silver oz. remaining at year-end and to be sold in subsequent periods. This was due to delivery delays caused by the smelter, which led to increased concentrate inventory at the Endeavor Mine;

•

recognized revenue from stream interest of $7,852,661 (2018 - $7,368,331), loss from operations of $1,449,255 (2018 - $1,838,359), net loss of $2,443,489 (2018 - $2,561,756), and adjusted EBITDA of $2,097,605 (2018 - $2,849,227) (see non- IFRS Financial Measures); and

•

recorded cash flow from operating activities, before net change in non-cash working capital items, of $1,527,957 (2018 - $2,495,521), offset by $13,458,638 spent on acquisitions of NSR royalty interests, resulting in positive working capital of $862,799 (2018 - $4,661,792).

OVERVIEW OF ROYALTIES AND STREAMS

Property	Operator	Location	Stage	Metal	Terms
Endeavor Mine	CBH Resources	NSW, Australia	Production	Zn, Pb, Ag	100% Ag Stream
Joaquin Mine	Pan American Silver	Santa Cruz, Argentina	Development	Ag, Au	2.0% NSR
Santa Gertrudis	Agnico Eagle	Sonora, Mexico	Development	Au	2.0% NSR(3)
FMS	St. Barbara	Halifax, Nova Scotia	Development	Au	1.0% NSR
FMS (Plenty)	St. Barbara	Halifax, Nova Scotia	Development	Au	3.0% NSR

Management’s Discussion and Analysis - Page 2

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

COSE Mine	Pan American Silver	Santa Cruz, Argentina	Development	Ag, Au	1.5% NSR
Garrsion Mine	O3 Mining	Kirkland Lake, Ontario	Development	Au	2.0% NSR
El Realito	Agnico Eagle	Sonora, Mexico	Development	Ag, Au	2.0% NSR
Hoyle Pond Ext.	Newmont Goldcorp	Timmins, Ontario	Development	Au	2.0% NSR(3)
La Fortuna	Minera Alamos	Durango, Mexico	Development	Au, Ag, Cu	1.0% NSR(4)
New Luika	Shanta Gold	Tanzania	Production	Au	15% Ag Stream
Wasamac	Monarch Gold	Val d'Or, Quebec	Development	Au	1.5% NSR
Timmins West Ext.	Pan American Silver	Timmins, Ontario	Development	Au	1.5% NSR(3)
Beaufor Mine	Monarch Gold	Val d'Or, Quebec	Development	Au	1.0% NSR
San Luis	SSR Mining	Peru	Development	Ag, Au	1.0% NSR
Akasaba West	Agnico Eagle	Val d'Or, Quebec	Development	Au, Cu	2.0% NSR(3)
TVZ Zone	Newmont Goldcorp	Timmins, Ontario	Development	Au	2.0% NSR
Dufferin East	Resource Capital	Halifax, Nova Scotia	Development	Au	1.0% NSR
Zaruma	Core Gold	Ecuador	Development	Au	1.5% NSR
Kirkland-Hudson	Kirkland Lake Gold	Kirkland Lake, Ontario	Exploration	Au	2.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Exploration	Au, Ag	2.75% NSR(6)
Big Island	Copper Reef Mining	Flin Flon, Manitoba	Exploration	Au	2.0% NSR
Biricu	Guerrero Ventures	Guerrero, Mexico	Exploration	Au, Ag	2.0% NSR
Boulevard	Independence Gold	Yukon	Exploration	Au	1.0% NSR
Camflo Northwest	Monarch Gold	Val d'Or, Quebec	Exploration	Au	1.0% NSR
Edwards Mine	Wateron	Wawa, Ontario	Exploration	Au	1.25% NSR
Pucarana	Buenaventura	Peru	Exploration	Au, Ag	1.8% NSR(4)
Capricho	Pucara	Peru	Exploration	Au, Ag	1.0% NSR
Lourdes	Pucara	Peru	Exploration	Au	1.0% NSR
Santo Tomas	Pucara	Peru	Exploration	Au	1.0% NSR
Guadalupe/Pararin	Pucara	Peru	Exploration	Au	1.0% NSR
DNA	Detour Gold	Cochrane, Canada	Exploration	Au	2.0% NSR
Puchildiza	Metalla	Chile	Exploration	Au	1.5% NSR(5)
DeSantis Mine	Canadian Gold Miner	Timmins, Ontario	Exploration	Au	1.5% NSR
Bint Property	Glencore	Timmins, Ontario	Exploration	Au	2.0% NSR
Colbert/Anglo	Goldcorp	Timmins, Ontario	Exploration	Au	2.0% NSR
Montclerg	IEP	Timmins, Ontario	Exploration	Au	1.0% NSR
Pelangio Poirier	Pelangio Exp.	Timmins, Ontario	Exploration	Au	1.0% NSR
Beaudoin	Explor Resources	Timmins, Ontario	Exploration	Au, Ag	0.4% NSR
Sirola Grenfell	Golden Peak Res.	Kirkland Lake, Ontario	Exploration	Au	0.25% NSR
Mirado Mine	Orefinders	Kirkland Lake, Ontario	Exploration	Au	1.0% NSR(4)
Solomon's Pillar	Sage Gold	Greenstone, Ontario	Exploration	Au	1.0% NSR
Los Patos	Private	Venezuela	Exploration	Au	1.5% NSR
Tower Mountain	Private	Thunder Bay, Ontario	Exploration	Au	2.0% NSR(6)
Goodfish Kirana	Warrior Gold	Kirkland Lake, Ontario	Exploration	Au	1.0% NSR

(1)	Zn: zinc, Pb: lead, Ag: silver, and Au: gold
(2)	See the Company’s website at https://www.metallaroyalty.com/ for the complete list and further details
(3)	Subject to partial buy-back and/or exemption
(4)	Option to acquire the underlying and/or additional royalty
(5)	Option available
(6)	Subject to closing conditions

QUARTERLY UPDATES ON ROYALTIES AND STREAMS

Santa Gertrudis 2.0% NSR

Agnico Eagle Mines Limited reported on July 24, 2019 that they continue to expand mineralization at the Santa Gertrudis project in Mexico. The Trinidad zone has been extended by 800 meters (“m”) to more than 3 kilometers strike length. Drilling extended the newly discovered Amelia deposit to a 700-meter strike length and a total depth of 450 meters. Notable intercepts by Agnico Eagle include 8.2 grams per tonne (“g/t”) gold over 7.3m and 8.8g/t gold over 6m.

Management’s Discussion and Analysis - Page 3

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

Moreover, drilling at the Becarros zone has discovered new mineralization known as the Bertha target, located 250m northwest of the Becerros Norte deposit; highlighted by 2.1g/t gold over 9.5m; 150m to the south west and 3g/t gold over 8m. Half of the 2019 supplementary 11,500m drill program continues at Santa Gertrudis intending to explore new targets and expand the mineral resources. Agnico Eagle has stated they continue to believe that the Santa Gertrudis project has the potential to eventually be a similar size operation to the La India Mine which produced over 100Koz of gold and 180Koz of silver in 2018.

Management’s Discussion and Analysis - Page 4

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

COSE 1.5% and Joaquin 2.0% NSRs

Pan American Silver Corp. disclosed in their Q2 results on August 7, 2019 and related conference call that they spent a combined US$7,000,000 on the Joaquin and COSE projects during Q2-2019. Underground development and ground support system implementation is continuing to advance as they move closer to production.

Development at COSE has extracted 1,500 tonnes at 2,600g/t silver and 33g/t gold which is currently stockpiled on surface. This grade compares favorably with the reserve grade at COSE of 918g/t silver and 17.7g/t gold. At COSE, Pan American expects that production in late 2019 will be limited to development material with stope production in Q1-2020.

Metalla expects the timeline for stope production at Joaquin to begin by the end of 2019 as development will continue after further ground support system implementation in the next few weeks.

El Realito 2.0% NSR

At El Realito, Agnico Eagle reported exploration drilling continued to extend the mineralization laterally and confirm structures to the east. Agnico Eagle increased the drill program at La India in 2019 by an additional 5,000-meters to further expand mineral resources. Drilling in the main structure has yielded several oxide intercepts including 0.6g/t gold and 4g/t silver over 13.2m and 0.6g/t gold and 4g/t silver over 8.4m which were both within 100m of the surface. Drilling 300 meters east of the main structure, intersected 0.8g/t gold and 110g/t silver over 11.2m and 3.1g/t gold and 27g/t silver over 3.4m which were also within 100m of the surface. The El Realito mineralized system remains open, and Agnico Eagle expects to increase the year-end resource estimate.

Management’s Discussion and Analysis - Page 5

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

Endeavor 100% Silver Stream

The Endeavor Mine located in New South Wales, Australia was once the region’s largest zinc, lead, and silver producer. Commissioned in 1983 as the Elura Mine, the site has been operated by CBH Resources Limited (“CBH”) since 2003 and was then renamed as the Endeavor Mine. The orebody at the Endeavor Mine has the form of massive vertical pillars, which is similar to others found in the Cobar Basin. Extraction of approximately 30 million tonnes has occurred to date.

Metalla has the right to buy 100% of the silver production up to 20.0 million ounces (7.2 million ounces have been delivered to date) from the Endeavor Mine for an operating cost contribution of US$1.00 per ounce of payable silver, indexed annually for inflation, and a further increment of 50% of the amount by which silver price exceeds US$7.00 per ounce.

CBH announced on July 17, 2019 that they will scale back production from 25,000 to 17,000 tonnes per month and staff for the remainder of 2019 while focusing on infill drilling of the new Deep Zinc Lode Resource to better appraise its future viability. A production decision on the Deep Zinc Lode is expected in Q4-2019 with the potential to add 3 to 5 years of production. Metalla will continue to monitor production at the Endeavor Mine.

Management’s Discussion and Analysis - Page 6

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

15 Mile Stream 1.0% and 3.0% NSRs

Atlantic Gold reported by press release dated March 13, 2109 updated mineral resource estimates following recent drilling campaigns at its Touquoy, 15 Mile Stream, and Cochrane Hill deposits. Following the drilling of 35,710 metres since the last resource estimate at the FMS deposit (see technical report, filed on www.sedar.com, titled “Moose River Consolidated Project, Nova Scotia, Canada, NI 43-101 Technical Report on Moose River Consolidated Phase 1 and 2 Expansion” with an effective date of January 24, 2018), Atlantic Gold reported an increase of 47% or 216,000 oz. for a total of 677,000 oz. of contained gold between the three deposits of Egerton-MacLean, Hudson, and Plenty.

	Measured	Au	Contained		Au	Contained
	& Indicated	Grade	Au	Inferred	Grade	Au
Pit Constrained	(Kt)	(g/t)	(Koz)	(Kt)	(g/t)	(Koz)
Eggerton-MacLean	14,600	1.16	544	1,400	1.24	56
Hudson	1,800	0.78	45	400	1.01	13
Plenty	2,700	1.01	88	300	1.56	15
Total	19,100	1.10	677	2,100	1.24	84

Atlantic Gold intends to continue to explore 15 Mile Stream in 2019 and test the connections between the Egerton-MacLean Zone and the newly-discovered 149 Deposit located two (2) kilometres to the north-east, which was omitted from the recent estimate. Follow-up diamond drilling is underway to test the easterly extension of the 149 Gold Deposit. This was the first discovery of the Corridor Regional Program, an initial program of 6,000 metres is planned.

Garrison 2.0% NSR

Osisko Mining Inc. (“Osisko”) completed the spin-out of the Garrison gold project into a new company called O3 Mining Inc. The Company views this proposed transaction as a positive development for the Garrison gold project, which will become a material asset of O3 Mining and provide several potential benefits: the ability to push forward the Garrison project on a standalone basis and the flexibility to consolidate other projects in close proximity to build critical mass that can attract development by major mining companies. The table below outlines the mineral resource estimate for the Garrison gold deposit:

	Measured	Au	Contained		Au	Contained
	& Indicated	Grade	Au	Inferred	Grade	Au
Pit Constrained	(Kt)	(g/t)	(Koz)	(Kt)	(g/t)	(Koz)
Garrcon	20,711	0.97	644	2,834	1.83	167
Jonpol	7,165	1.63	376	471	1.92	29
903	15,734	1.08	548	6,961	1.01	225
Total	43,610	1.12	1,568	10,266	1.28	421

The estimate is based on 1,115 drill holes totaling 342,874 metres of drilling completed by previous operators and includes 197 holes totaling 87,251 metres by Osisko between 2016 and July 2018. Global non-pit constrained resources at a 0.4 g/t Au cut-off to 300 metres below surface are 1.87 million oz. gold at 1.06 g/t Au in the measured & indicated category and 0.61 million oz. gold at 0.92 g/t Au in the inferred category.

Based on the updated resource estimate, management believes Osisko’s intent to prioritize the open pit potential of the Garrison deposit which may envision three (3) separate pits and a centralized milling facility as the project continues to move forward under O3 Mining’s direction.

Management’s Discussion and Analysis - Page 7

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

Akasaba West 2.0% NSR

Agnico Eagle has reported that development of the Akasaba West open pit is scheduled for 2021 based on the prioritization of development capital spending. Akasaba West contains probable mineral reserves of 147,000 ounces of gold and 25,800 tonnes of copper (5.4 million tonnes grading 0.84 g/t gold and 0.48% copper) and is expected to contribute approximately 20,000 ounces of gold per year to the Goldex production profile once in production.

NLGM 15% Silver Stream

Shanta Gold Limited (“Shanta”) announced on July 15, 2019 an updated resource estimate at its New Luika Gold Mine (“NLGM”) which is expected to extend the mine life. Highlights from the resource estimate include:

•

drilling at Bauhinia Creek (“BC”) Central, conducted in April and May 2019, has converted 126,787 ounces of gold in Inferred Resources grading 3.15 g/t into 83,543 ounces of gold in Indicated Resources grading 7.85 g/t, a suitable level of confidence for these ounces to be incorporated into the Mine Plan;

•	a further 58,553 ounces of gold in new Inferred Resources grading 4.79 g/t have been added to the Mineral Resource;
•	these new high grades, underground Indicated Resources are expected to be supplemented with medium/low-grade ounces to match the historically blended feed grade of 4.3g/t gold;
•	incorporation of the additional Resource ounces is expected to extend the current Life of Mine to at least 2025;
•	Shanta’s strategy is to maintain a rolling 5-8-year life of mineable ounces which balances the cost of exploration with visibility on future production;
•

the next phase of drilling on the mining licenses over the next 12 months will target conversion of a further 220,300 ounces of gold in Inferred Resources into Indicated Resources at BC as well as other deposits, namely: the Ilunga, Luika and Elizabeth Hill orebodies.

Metalla holds a 15% interest in the silver stream on NLGM, which grants the right to purchase silver at 10% of the prevailing spot price at delivery.

Wasamac 1.5% NSR

Monarch Gold Corp. spent $2,497,420 on the Wasamac project during the nine months ended March 31, 2019. On December 3, 2018, Monarch Gold announced the positive results of the feasibility study prepared for the Wasamac gold project. The purpose of the study was to complete a review and compilation of the resources reclassified in October 2017 and to integrate advanced mining designs by integrating Rail-Veyor® technology and a paste backfill system, to study treatment options and water and tailings management facilities, and to evaluate the economic aspects of this underground gold project. According to Monarch Gold the results of the feasibility study show that the Wasamac project is economically viable and could become a low-cost production mine, and the study also serves as a basis for making a production decision and fully supports the licensing and financing process. Highlights from the feasibility study include:

•	significant production volume with an average annual gold production of 142,000 ounces over 11 years;
•	high yield: pre-tax internal rate of return of 23.6%, net present value of $522,000,000 and payback period of 3.6 years;
•	low production cash cost of C$720/ounce (US$550/ounce) and C$826/ounce (US$630/ounce) all-in sustaining cost;
•	initial capital costs of C$464,000,000, including approximately C$230,000,000 for the plant and tailings facility;
•	strategic location: The mine infrastructure will be located on recently acquired land along the Trans-Canada Highway and 50 metres from the railway line linked to multiple milling facilities; and
•	high exploration potential: largely under-explored laterally and at depth. The technical report summarizing the results of the feasibility study is available on the Monarch Gold’s website.

Hoyle Pond Extension 2.0% NSR

Metalla owns a 2.0% NSR royalty payable by Newmont Goldcorp Inc. on the Hoyle Pond Extension Royalties, which are located on claims that are beneath the Kidd metallurgical complex and immediately adjacent to the east and northeast of the Hoyle Pond mine complex. There is a 500,000 oz. gold exemption on the leased mining rights. As of the end of 2018, approximately 2,000 ounces of gold was produced from Metalla’s royalty claims and total reserves and resources included 52,820 oz Au at an average grade of 8.4 g/t gold. Drilling is expected to continue through 2019 with 18,000 to 20,000 metres on the extension.

Management’s Discussion and Analysis - Page 8

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

Production and sales from royalties and streams

	Q4	Q4	YTD	YTD
	2019	2018	2019(4)	2018(1)
Attributable silver oz. from prior period	77,272	35,473	90,476	-
Production during the period
Endeavor Silver Stream	29,682	146,721	383,325	501,677
NLGM(2)	4,389	4,730	17,558	18,114
Total attributable silver oz. produced	111,342	186,924	491,359	519,791
Total attributable silver oz. sold(1)	(51,827)	(96,448)	(431,844)	(429,315)
Remaining attributable silver oz.(3)	59,515	90,476	59,515	90,476

(1)

Includes attributable silver oz. from the Endeavor silver stream that were produced, shipped and provisionally invoiced during June and July 2017, where the Company is entitled to the associated trade receivable amounts (see non-IFRS Financial Measures).

(2)	Adjusted for the Company’s proportionate share of NLGM held by Silverback.
(3)	Represents attributable silver oz. that were produced and to be realized by the operator(s) in subsequent periods after the reporting date.
(4)	Delivery delays caused by the smelter has increased the concentrate inventory at the Endeavor Mine.

OUTLOOK

The Company will provide guidance for fiscal 2020 upon commercial production for Joaquin and COSE expected in calendar Q1-2020 and CBH Resources production decision on the new discovery of the Deep Zinc Lode at Endeavor.

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight quarters up to May 31, 2019 and should be read in conjunction with the Company’s consolidated financial statements for the year ended May 31, 2019 and 2018.

	Q4-2019	Q3-2019	Q2-2019	Q1-2019
Revenue from stream interest	$887,214	$1,442,006	$1,623,140	$3,900,301
Share-based payments	(228,411)	(362,547)	(214,056)	(279,457)
Net loss for the period	(1,188,405)	(446,105)	(496,948)	(312,031)
Dividends declared and paid	565,603	492,648	401,314	354,174
Earnings (loss) per share - basic and diluted	(0.01)	(0.00)	(0.01)	(0.00)
Weighted average shares outstanding - basic	127,427,085	111,928,822	92,698,885	79,311,399

	Q4-2018	Q3-2018	Q2-2018	Q1-2018
Revenue from stream interest	$1,868,092	$1,761,491	$3,066,670	$672,078
Share-based payments	(179,517)	(28,800)	-	(624,429)
Net loss for the period	(797,120)	(310,845)	(440,105)	(1,013,686)
Dividends declared and paid	225,519	148,759	-	-
Earnings (loss) per share - basic and diluted	(0.01)	(0.00)	(0.01)	(0.02)
Weighted average shares outstanding - basic	75,236,522	74,407,325	73,168,849	62,499,990

ANNUAL INFORMATION

Selected financial information form the Company’s three most recently completed financial years is summarized as follows:

	May 31	May 31		May 31
Year ended	2019	2018		2017
Revenue from stream interest	$7,852,661	$7,368,331	$	Nil
Net income (loss)	(2,443,489)	(2,561,756)		(3,238,684)
Earnings (loss) per share - basic and diluted	(0.02)	(0.04)		(0.08)
Adjusted EBITDA(1)	2,198,514	2,849,227		(700,532)
Total assets	63,724,052	24,641,614		7,834,973
Total non-current financial liabilities	145,221	8,652,673		Nil
Dividends declared and paid	$1,813,738	$374,278	$	Nil

(1)See non-IFRS Financial Measures

Management’s Discussion and Analysis - Page 9

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

RESULTS OF OPERATIONS

Three months ended May 31, 2019

The Company’s net loss totaled $1,188,405 (2018 - $797,120) for the three months ended May 31, 2019. Overall, net loss for the current quarter was higher than for 2018 primarily due to increased general and administrative expenses from higher level of acquisition and capital market activities, partially offset by increased gross profit.

Year ended May 31, 2019

The Company’s net loss totaled $2,443,489 (2018 - $2,561,756) for the year ended May 31, 2019. Overall, net loss for the current year remained comparative to 2018. The increase in gross profit from the Endeavor Silver Stream interest was offset by increased general and administrative expenses from higher level of acquisition and capital market activities.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company’s cash as at May 31, 2019 totaled $4,603,062 (2018 - $4,817,357) and its working capital was $862,799 (2018 - $4,661,792). As at May 31, 2019, the Company had $Nil (2018 - $8,652,673) long-term loan payable outstanding. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it has sufficient working capital to undertake its current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

During the year ended May 31, 2019, the Company retired the remaining balance of its convertible debenture with Coeur and acquired a new $12,000,000 convertible loan facility with Beedie to fund acquisitions of new royalties and streams.

During the year ended May 31, 2019, cash decreased by $214,295. The decrease was due to net cash used in investing activities of $13,039,080, partially offset by net cash provided by operating and financing activities of $2,286,671 and $10,451,034, respectively. Exchange rate changes had a positive impact on cash of $87,080.

Operating activities

During the year ended May 31, 2019, net cash provided by operating activities amounted to $2,286,671, which included increase in trade receivables and other and trade and other payable of $249,080 and $1,007,794, respectively, during the normal course of business.

Investing activities

Cash used in the Company’s investing activities during the year ended May 31, 2019 totaled $13,039,080, which were primarily comprised of $13,458,638 paid for the acquisition of NSR royalties, partially offset by distribution from its investment in Silverback.

Financing activities

Cash provided by the Company’s financing activities during the year ended May 31, 2019 totaled $10,451,034, which were primarily comprised of $6,381,927 from private placements, $5,272,900 from the exercise of share purchase warrants and stock options, and $2,554,721 from loan arrangements, partially offset by $1,566,939 of principal loan repayments, $1,813,738 of dividend paid and $377,837 of interest paid.

Management’s Discussion and Analysis - Page 10

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

Requirement of additional financing

Management believes that the Company’s current operational requirements and capital projects can be funded from existing cash and cash generated from operations. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied entirely on equity financings and loans for all funds raised to date for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company’s growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Salary	Share-based
For the year ended May 31, 2019	or fees	Payments	Total
Management	$907,230	$386,013	$1,293,243
Directors	160,066	517,430	677,496
	$1,067,296	$903,442	$1,970,739

As at May 31, 2019, the Company had $407,284 (2018 - $70,833) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities.

Management’s Discussion and Analysis - Page 11

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

COMMITMENTS

The Company had certain payments in cash and common shares related to its royalty interests, see Note 13 of the consolidated financial statements for the year ended May 31, 2019.

FINANCIAL INSTRUMENTS

Fair value

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
  Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. As at May 31, 2019, the Company’s financial instruments measured at fair value are as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Receivables from provisional sales	$-	$129,960	$-	$129,960

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Receivable from provisional sales includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity forward prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company’s loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates.

The Company’s activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company’s cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company’s non-current liability are disclosed in Note 7 in the consolidated financial statements. All current liabilities are settled within one year.

Management’s Discussion and Analysis - Page 12

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada and Australia and incurs expenditures in currencies other than the Canadian dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at May 31, 2019, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $8,100 in the Company’s pre-tax income or loss.

EVENTS AFTER THE REPORTING DATE

Subsequent to May 31, 2019, the Company:

  amended the terms of the purchase and sale agreement of the Alamos acquisitions to include the Orion NSR royalty for common shares of the Company;

  acquired an additional 3.0% NSR royalty on St. Barbara’s Fifteen Mile Stream project (specifically, on the Plenty deposit) for $2,000,000; $500,000 of which was paid on signing of the agreement and $1,500,000 which is conditional upon the achievement of certain milestones;

  entered into sale agreement to sell the Tower Mountain Project for $150,000 (offset against pre-production royalty payable to the original owner) and a 2.0% NSR royalty on the property;

  drew down the initial advance of $7,000,000 on its facility with Beedie; and

  repaid in full the third-party loans with an aggregate principal balance of US$2,000,000.

NEW ACCOUNTING STANDARDS

Accounting standards adopted during the period

Revenue recognition

Effective June 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). The Company elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting this standard at the date of initial recognition. Comparative information has not been restated and continues to be reported under IAS 18 Revenue (“IAS 18”). The Company has concluded that there was no cumulative effect adjustment required to be recognized at June 1, 2018. The details of the accounting policy changes are described below.

Revenue is comprised of revenue earned in the period from royalty and mineral stream interests. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities. For the Company’s royalty and stream interests, revenue recognition occurs when the relevant commodity is transferred to the end customer by the operator of the related property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty or stream agreement.

In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known. Under the terms of certain royalty and stream agreements, revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Provisionally-priced revenues are initially recognized based on forward prices. Adjustments to revenue from metal prices are recorded at each reporting period and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Management’s Discussion and Analysis - Page 13

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

Financial instruments

Effective June 1, 2018, the Company has adopted IFRS 9 Financial Instruments (“IFRS 9”). Prior periods were not restated, and no material changes resulted from adopting this new standard. IFRS 9 introduced a revised model for classification and measurement, and while this has resulted in several financial instrument classification changes, as presented in Note 12, there were no quantitative impacts from adoption. The details of the accounting policy changes are described below.

IFRS 9 largely retains the existing requirements in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables, and available for sale.

Under IFRS 9, on initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL.

Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

The classification determines the method by which the financial assets are carried on the consolidated statement of financial position subsequent to initial recognition and how changes in value are recorded. The following accounting policies apply to the subsequent measurement of financial assets.

  Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
  Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Management’s Discussion and Analysis - Page 14

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019
  Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

Financial liabilities are designated as either fair value through profit or loss, or other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the consolidated statement of financial position subsequent to inception and how changes in value are recorded. Other financial liabilities are carried on the consolidated statement of financial position at amortized cost. The Company completed an assessment of its financial instruments as at June 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	IAS 39	IFRS 9
Financial assets
Cash	Loan and receivables	Amortized costs
Receivable from provisional sales	FVTPL	FVTPL
Financial liabilities
Trade payable and accrued liabilities	Loan and receivables	Amortized costs
Loan payable	Loan and receivables	Amortized costs

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments.

In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk. For its trade receivables from provisional sales, the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. There was no adjustment relating to the implementation of the expected credit loss model for the Company’s trade receivables from provisional sales. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Accounting pronouncements not yet effective

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and the Company has elected to apply the standard retrospectively. The Company is currently completing its assessment of the new standard, but it is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2017, the IASB issued IFRS Interpretations Committee Interpretation 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), which is applied to the determination of taxable profit or loss, unused tax losses, unused tax credits, tax rates and tax bases, when there is uncertainty about income tax treatment under IAS 12 Income Taxes. IFRIC 23 becomes effective June 1, 2019 and is to be applied retrospectively. The Company is currently assessing the impact on its consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company’s significant accounting policies and estimates are disclosed in the annual consolidated financial statements for the year ended May 31

NON-IFRS FINANCIAL MEASURES

The Company has included, throughout this document, certain performance measures, including (a) average cash cost of silver per attributable ounce, (b) average realized silver price per attributable ounce, and (c) adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Management’s Discussion and Analysis - Page 15

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

Average cash cost per attributable ounce

Average cash cost per attributable ounce is calculated by dividing the Company’s total cash cost of sales, excluding depletion by the number of attributable silver ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

	Q4	Q4	YTD	YTD
Presented in US$	2019	2018	2019	2018	(1)
Cost of sales, excluding depletion	$259,702	$572,316	$2,267,741	$2,560,936
Cost of sales for NLGM(2)	7,037	7,744	25,775	29,608
Adjust for:
Refining charge	37,127	86,969	415,548	441,140
Total cash cost of sales	303,866	670,029	2,709,064	3,031,684
Total attributable silver oz. sold(3)	51,827	96,448	431,844	429,315
Average cash cost of silver per attributable oz.	$5.86	$6.95	$6.27	$7.06

(1)

The Endeavor silver stream was acquired on July 31, 2017; comparative information includes attributable silver oz. that were shipped and provisionally invoiced during June and July 2017, where the Company is entitled to the associated trade receivable amounts.

(2)	Adjusted for the Company’s proportionate share of NLGM held by Silverback.
(3)

Payable silver ounces attributable to the Company that were shipped and provisionally invoiced during the period; as at the reporting date, 59,515 oz. of attributable silver produced were to be sold in the subsequent quarter.

Average realized silver price per attributable ounce

Average realized silver price per attributable ounce is calculated by dividing the Company’s sales by the number of attributable silver ounces sold. The Company presents average realized silver price per attributable ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

	Q4	Q4	YTD	YTD
Presented in US$	2019	2018	2019	2018	(1)
Sales from stream interest	$681,388	$1,449,545	$5,944,852	$6,449,325
Revenue from NLGM(2)	70,369	77,445	257,751	296,076
Adjust for:
Refining charge	37,127	86,969	415,548	441,140
Sales from stream and other interests	788,884	1,616,958	6,618,152	7,186,541
Total attributable silver oz. sold	51,827	96,448	431,844	429,315
Average realized silver price per attributable oz.	$15.22	$16.77	$15.33	$16.74

Operating cash margin per attributable oz.(3)	$9.36	$9.82	$9.06	$9.68

(1)

The Endeavor silver stream was acquired on July 31, 2017; comparative information includes attributable silver oz. that were shipped and provisionally invoiced during June and July 2017, where the Company is entitled to the associated trade receivable amounts.

(2)	Adjusted for the Company’s proportionate share of NLGM held by Silverback.
(3)	Operating cash margin is calculated based on average realized price and average cash cost.

Management’s Discussion and Analysis - Page 16

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

Adjusted EBITDA

Management uses adjusted EBITDA to evaluate the Company’s operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents adjusted EBITDA as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. However, adjusted EBITDA does not represent, and should not be considered an alternative to, net income (loss) or cash flow provided by operating activities as determined under IFRS.

	Q4	Q4	YTD	YTD
Presented in C$	2019	2018	2019	2018
Net loss	$(1,188,405)	$(791,120)	$(2,433,489)	$(2,561,756)
Interest expense on loans payable	178,708	108,604	489,458	356,798
Income tax provision (recovery)	(244,457)	47,043	356,431	197,314
Depletion and amortization	278,914	968,914	2,415,942	3,689,838
Foreign exchange (gain) loss	13,522	114,118	194,792	334,287
Share-based payments(1)	228,411	179,517	1,084,471	832,746
Adjusted EBITDA	$733,307	$621,076	$2,097,605	$2,849,227

(1) Includes stock options, restricted share units, and performance-based payments.

RISK FACTORS

The Company’s ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties including, without limitation, the following:

Changes in the market price of the commodities

The revenue derived by the Company from its asset portfolio will be significantly affected by changes in the market price of the commodities underlying the royalty, stream, or non-operating interests. The Company’s revenue will be particularly sensitive to changes in the price of gold and silver, as the revenue from these commodities represents substantially all of the cash flow derived from the asset portfolio. Commodity prices, including those to which Metalla is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, and political developments.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalty, stream, or non-operating interests applicable to one or more relevant commodities. Moreover, broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities.

Gold and silver are produced or will be produced as a by-product metal at some of the assets; therefore, production decisions and the economic cut-off applied to the reporting of gold and silver reserves and resources, as applicable, will be influenced by changes in the commodity prices of other metals at the mines.

Limited or lack of control over operations

The Company is not directly involved in the operation of mines. The revenue derived from the asset portfolio is based on production by third party property owners and operators. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third-party owners and operators and those of the Company on the relevant properties may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible in order to maximize near-term cash flow, while third party owners and operators may take a more cautious approach to development as they are at risk on the cost of development and operations. Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to streaming, royalty or working interest obligations. The inability of Metalla to control the operations for the properties in which it has a royalty, stream, or other production-base interest may result in a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities.

Management’s Discussion and Analysis - Page 17

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

In addition, the owners or operators may take action contrary to Metalla’s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with the Company; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with the Company.

Furthermore, production from the properties in which Metalla holds an interest depends on the efforts of the owners/ operators’ employees. There is competition for geologists and persons with mining expertise. The ability of the owners or operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Also, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities.

The Company may not be entitled to any material compensation if any of the properties in which it holds a royalty, stream, or other production-base interest shuts down or discontinues their operations on a temporary or permanent basis. At any time, any of the operators of the properties in which it holds a royalty, stream, or other production-base interest or their successors may decide to suspend or discontinue operations.

The owners or operators of the projects in which the Company holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Metalla has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact the Company. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Metalla may be difficult or impossible to predict.

Property rights, permits, and licenses held by owner and operators

Exploration, development, and operation of mining properties are subject to laws and regulations governing health and worker safety, employment standards, environmental matters, mine development, project development, mineral production, permitting and maintenance of title, exports, taxes, labour standards, reclamation obligations, heritage and historic matters and other matters. The owners or operators of the properties in which Metalla holds a royalty, stream, or other production-base interest, require licenses and permits from various governmental authorities in order to conduct their operations. Future changes in such laws and regulations or in such licenses and permits could have a material adverse impact on the revenue Metalla derives from the royalty/stream interests. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits may be subject to expiration, relinquishment, and/or termination without notice to, control of or recourse by the Company. There can be no guarantee that the owners or operators of those properties in which Metalla holds a royalty, stream, or other production-base interest, will be able to obtain or maintain all necessary licenses and permits in good standing that may be required to explore, develop and operate the properties, commence construction or operation of mining or oil & natural gas facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or fines, penalties or other liabilities accruing to the owner or operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Construction, development, and/or expansion on underlying properties

Some projects or properties in which the Company holds an royalty, stream, or other production-base interest in are in the permitting, construction, development, and/or expansion stage and such projects are subject to numerous risks, including, but not limited to delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, delays or inability to obtain required permits, changes in environmental or other regulations, currency exchange rates, labour shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete permitting, construction, development, and/or expansion of such projects in accordance with current expectations or at all.

Management’s Discussion and Analysis - Page 18

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

Limited access to data and disclosure

As a royalty/stream holder, the Company has limited access to data on the operations or to the actual properties themselves. This could affect its ability to assess the performance of the royalty, stream, or other production-base interest. This could result in deviations in cash flow from that which is anticipated by the Company. In addition, some royalty, stream, or non-operating interests may be subject to confidentiality arrangements which govern the disclosure of information with regard to said royalty, stream, or other production-base interest and, as such, the Company may not be in a position to publicly disclose non-public information with respect to certain royalty, stream, or non-operating interests. The limited access to data and disclosure regarding the operations of the properties in which the Company has an interest, may restrict Metalla’s ability to enhance its performance which may result in a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities. Although when creating new royalty or stream agreements, management attempts to obtain these rights, there is no assurance that such efforts will be successful.

Errors in calculations of royalty/stream payments and retroactive adjustments

Metalla’s royalty/stream payments are calculated by the operators of the properties on which the Company has royalties/streams based on the reported production. Each owner or operator’s calculation of our royalty/stream payments is subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an owner or operator. Certain royalty/stream agreements require the operators to provide the Company with production and operating information that may, depending on the completeness and accuracy of such information, enable the Company to detect errors in the calculation of royalty/stream payments that it receives. The Company does not, however, have the contractual right to receive production information for all of its royalty, stream, and similar production-based interests. As a result, Metalla’s ability to detect royalty/stream payment errors through its royalty/stream monitoring program and its associated internal controls and procedures is limited, and the possibility exists that the Company will need to make retroactive royalty/stream revenue adjustments. Some of Metalla’s royalty/stream contracts provide the right to audit the operational calculations and production data for the associated royalty/stream payments; however, such audits may occur many months following the recognition of such royalty/stream revenue and may require the Company to adjust its revenue in later periods.

Financial viability of property owners and operators

The Company is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant royalty/stream properties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the royalty/stream properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. The Company’s rights to payment under the royalties/streams must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits Metalla’s ability to collect outstanding royalties/streams upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit the Metalla’s ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that the Company should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue and a possibility that a creditor or the operator may claim that the royalty or stream agreement should be terminated in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of Metalla’s rights may result in a material and adverse effect on the Company’s profitability, results of operations, cash flows, and financial condition.

Unfulfilled contractual obligations

Royalty, stream, and similar production-based interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalty, stream, and similar production-based interests do not abide by their contractual obligations, the Company would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to the Company, may have a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Third party rights

Some royalty, stream, and similar production-based interests are subject to: (a) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty/stream, (b) pre-emptive rights pursuant to which parties to operating and royalty/stream agreements have the right of first refusal or first offer with respect to a proposed sale or assignment of a royalty/stream to the Company, or (c) claw back rights pursuant to which the seller of a royalty/stream to the Company has the right to re-acquire the royalty/stream. Holders may exercise these rights such that certain royalty, stream, or non-operating interests would no longer be held by the Company.

Management’s Discussion and Analysis - Page 19

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

Risk factors applicable to property owners and operators

To the extent that they relate to the production or minerals from or the continued operation of, properties in which Metalla holds a royalty, stream, or other production-based interest, Metalla will be subject to the risk factors applicable to the owners and operators of such mines of projects.

No assurance of titles or borders

A defect in the chain of title to any of the properties underlying the royalty, stream or similar production-based interests or necessary for the anticipated development or operation of a particular project to which a royalty, stream or other production-base interest relates may arise to defeat or impair the claim of the operator to a property. In addition, claims by third parties or aboriginal groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of Metalla’s royalty, stream, or other production-based interests. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many royalty, stream, or non-operating interests are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner will result in the loss of any effective royalty, stream, or other production-base interest in a particular property. Further, even in those jurisdictions where there is a right to record or register royalty, stream, or non-operating interests held by the Company in land registries or mining recorders offices, such registrations may not necessarily provide any protection to the holder of such interests. Accordingly, the holder of such interests may be subject to risk from third parties. As a result, known title defects, as well as unforeseen and unknown title defects may impact operations at a project in which the Company has a royalty, stream, or other production-base interest and may result in a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition and the trading price of Metalla securities.

Unknown defects or impairments in the asset portfolio

Unknown defects in or disputes relating to the royalty, stream, and similar production-based interests the Company hold or acquire may prevent management from realizing the anticipated benefits from such royalty, stream, and similar production-based interests, and could have a material adverse effect on Metalla’s profitability, results of operations, and financial condition. It is also possible that material changes could occur that may adversely affect management’s estimate of the carrying values of royalty, stream, and similar production-based interests and could result in impairment charges. While the Company seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalty, stream, and similar production-based interests acquired, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to underlying mining property on which Metalla holds or seeks to acquire a royalty, stream, and other production-base interest, is a complex matter, and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the documents reflecting the royalty or stream interest. Similarly, royalty, stream, and similar production-based interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. The Company often does not have the protection of security interests over property that we could liquidate to recover all or part of Metalla’s investment in a royalty, stream, and other production-base interest. Even if the Company retains its royalty, stream, and similar production-based interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may have a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Potential litigation involving underlying properties

Potential litigation may arise on a property on which the Company holds or has a royalty, stream, or other production-base interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). As a royalty/stream holder, the Company will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Management’s Discussion and Analysis - Page 20

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

Legal proceedings

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Metalla’s profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Insurance

Where practical, a reasonable amount of insurance is maintained against risks in the Company’s operations, but coverage has exclusions and limitations. There is no assurance that the Company’s insurance will be adequate to cover all liabilities or that it will continue to be available and at terms that are economically acceptable. Losses from un-insured or under-insured events may cause the Company to incur significant costs that could have a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Environmental risks

All phases of mine operation or development are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental hazards may exist on the properties at present which were caused by previous or existing owners or operators of the properties and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Dependence on key personnel

The Company is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of Metalla are of significant importance. The loss of any such key management could negatively affect business operations. From time to time, the Company may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition and development of royalties/streams is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to Metalla’s success and there can be no assurance of such success. If the Company is not successful in attracting and retaining qualified personnel, Metalla’s ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations, and financial condition. The Company does not intend to maintain “key man” insurance for any members of its management.

Relations with employees

Production at mines or projects in which Metalla holds an interest depend on the efforts of employees. There is global competition for geologists and persons with mining expertise. The ability of a mining company to hire and retain geologists and persons with mining expertise is key to the specific mines or projects in which Metalla holds or may hold an interest. Further, relations with employees may be affected by changes in the scheme or labor relations that may be introduced by the relevant governmental authorities in the jurisdictions in which specific mines operate or in which a specific project is conducted. Changes in such legislation or otherwise in a mining company’s relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the operation of mines or projects, the results of operations and financial condition.

Management’s Discussion and Analysis - Page 21

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

Conflict of interest

Certain of the directors and officers of the Company also serve as directors or officers of, or have significant shareholdings in, other companies involved in precious metals royalty and streaming business, to the extent that such other companies may engage in transactions or participate in the same ventures in which the Company participates, or in transactions or ventures in which the Company may seek to participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in other companies, such other companies may also compete with Metalla for the acquisition of royalty, stream, or non-operating interests. Such conflicts of the directors and officers may result in a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

New acquisitions or other material royalty or streaming transactions

The Company is continuously reviewing opportunities to acquire existing royalties or streams, to create new royalty interests or streaming arrangements through the financing of mining projects, financing of new acquisitions or to acquire companies that hold royalties or streams. At any given time, the Company may have various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to the Company and may involve the issuance of securities by the Company or the incurring of indebtedness to fund any such acquisition. In addition, any such acquisition or other royalty or streaming transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired. Additionally, the Company may consider opportunities to restructure its royalties or stream arrangements where it believes such a restructuring may provide a long-term benefit to the Company, even if such restructuring may reduce near-term revenues or result in the Company incurring transaction related costs. The Company may enter into one or more acquisitions, restructurings or other royalty and streaming transactions at any time.

Competition

Many companies are engaged in the search for and the acquisition of royalty, stream, and similar production-based interests, and there is a limited supply of desirable royalty, stream, and similar production-based interests. The precious metals royalty and streaming businesses is competitive in all phases. Many companies are engaged in the acquisition of precious metals royalty and streaming, including large, established companies with substantial financial resources, operational capabilities and long earnings records. The Company may be at a competitive disadvantage in acquiring those interests, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staffs. There can be no assurance that the Company will be able to compete successfully against other companies in acquiring new natural resource properties and royalty/stream interests. In addition, the Company may be unable to acquire royalties or streams at acceptable valuations which may result in a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Securities price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in precious metals prices will not occur. As a result of any of these factors, the market price of Metalla’s securities at any given time may not accurately reflect the long-term value of the Company. In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of the Company.

Uncertainty of dividends on its common shares

Payment of dividends on the Metalla common shares is within the discretion of the Company’s Board of Directors and will depend upon Metalla’s future earnings, cash flows, acquisition capital requirements, financial condition, and other relevant factors. There can be no assurance that it will be in a position to declare dividends due to the occurrence of one or more of the risks described herein.

Management’s Discussion and Analysis - Page 22

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

Limitations on enforcement of civil judgments

A substantial portion of the assets of the Company is located outside of Canada. As a result, it may not be possible for investors in Metalla securities to collect from Metalla judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for investors in Metalla securities to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

Passive foreign investment company (“PFIC”)

If the Company were to constitute a PFIC for any year during a U.S. holder's holding period, then certain potentially adverse U.S. federal income tax rules would affect the U.S. federal income tax consequences to such U.S. holder resulting from the acquisition, ownership, and disposition of common shares of the Company. The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as Metalla will be treated under the PFIC rules. The Company believes, on a more-likely-than-not basis, that it was not a PFIC for its tax year ended May 31, 2019, and, based on its current and anticipated business activities and financial expectations, the Company expects, on a more-likely-than-not basis, that it will not be a PFIC for its current tax year and for the foreseeable future. The determination as to whether a corporation is, or will be, a PFIC for a particular tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. In addition, there is limited authority on the application of the relevant PFIC rules to entities such as Metalla. The Company may have been a PFIC in one or more prior tax years, may be a PFIC for its current tax year ending May 31, 2020 and may be a PFIC in the future. The Company has made no determination regarding its PFIC status and makes no assurances in this regard. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the views of the Company concerning its PFIC status. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, Metalla's PFIC status for its current tax year and any future tax year cannot be predicted with certainty. Each U.S. holder should consult its own tax adviser regarding the PFIC status of Metalla.

Future financing and dilution to existing shareholders

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede Metalla’s funding obligations, or result in delay or postponement of further business activities which may result in a material and adverse effect on Metalla’s profitability, results of operations, and financial condition. The Company may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity. To the extent additional securities are issued, Metalla’s existing securityholders could be diluted and some or all of Metalla’s financial measures could be reduced on a per share basis. Additionally, Metalla securities issued in connection with a transaction may not be subject to resale restrictions and, as such, the market price of Metalla securities may decline if certain large holders of Metalla securities or recipients of Metalla securities in connection with an acquisition, sell all or a significant portion of such securities or are perceived by the market as intending to sell such securities. In addition, such issuances of securities may impede Metalla’s ability to raise capital through the sale of additional equity securities in the future.

Changes in tax legislation or accounting rules

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, Cayman Islands, Guernsey, or any of the countries in which Metalla’s assets or relevant contracting parties are located could result in some or all of Metalla’s profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in Metalla’s profits being subject to additional taxation or which could otherwise have a material adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition and the trading price of Metalla securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalty, stream, or non-operating interests by the Company less attractive to counterparties. Such changes could adversely affect Metalla’s ability to acquire new assets or make future investments.

Corporate governance and public disclosure regulations

The Company is subject to changing laws and changing rules and regulations promulgated by a number of Canadian and U.S. governmental and self-regulated organizations, including the Canadian Securities Administrators, SEC, the TSX-V, and the IASB. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. For example, new rules have been proposed and enacted that will require the Company to disclose on an annual basis certain payments made by Metalla, its subsidiaries or entities controlled by it, to domestic and foreign governments, including sub-national governments. Further, Metalla’s efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Management’s Discussion and Analysis - Page 23

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

Third party reporting

Metalla relies on public disclosure and other information regarding specific mines or projects that is received from the owners or operators of the mines or other independent experts. The information received may be susceptible to being imprecise as the result of it being compiled by certain third parties. The disclosure created by Metalla may be inaccurate if the information received contains inaccuracies or omissions, which could create a material adverse effect on Metalla. In addition, a royalty, stream or other precious metals agreement may require an owner or operator to provide Metalla with production and operating information that may, depending on the completeness and accuracy of such information, enable Metalla to detect errors through its associated internal controls and procedures is limited, and the possibility exists that Metalla will need to make retroactive revenue adjustments. As a holder of an interest in a royalty, stream, or other production-based interest, Metalla will have limited access to data on the operations or to the actual properties underlying such interest. This limited access to data or disclosure regarding operations could affect the ability of Metalla to assess the performance of the royalty, stream, or other production-based interest. This could result in delays in cash flow from that which is anticipated by Metalla based on the stage of development of the properties covered by the assets within Metalla’s asset portfolio.

Ineffective controls

The Company has determined that it did not have effective disclosure controls and procedures or internal control over financial reporting as at May 31, 2019, due to the following material weaknesses in internal control over financial reporting: (a) given its size, the Company lacked the resources to enforce appropriate segregation of duties in certain financial processes, including journal entries, revenue and acquisitions of stream and royalty interests; (b) there were not yet appropriate processes and controls in place to review the accounting treatment of significant transactions; and (c) the Company did not yet have key entity level controls, including formal risk management controls or a system of internal controls around financial reporting. Management is evaluating and intends to implement, as soon as practicable, steps intended to remedy these weaknesses; however, no assurance can be provided that the Company will be able to develop and maintain effective controls. In addition, the Company’s internal control over financial reporting may not prevent or detect misstatements because of the inherent limitations of internal controls, including the possibility of human error, the circumvention or overriding of controls, poorly designed or ineffective controls, or fraud. Failure to maintain effective controls could subject the Company to additional costs, adversely affect the Company’s stock price if shareholders or other third parties have less confidence in the Company, or subject the Company to potential regulatory actions.

Foreign currency

The Company’s certain royalty, stream, and similar production-based interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against such foreign currencies may have a material and adverse effect on Metalla’s profitability, results of operations, cash flows, and financial condition.

Foreign jurisdictions and political risks

Many of the Company’s royalty, stream, and similar production-based interests relate to properties outside of the Canada, including in Africa and Latin America. In addition, future investments may expose the Company to new jurisdictions. The ownership, development, and operation of these properties and the mines and projects thereupon by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the Company holds royalty, stream, and similar production-based interests, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. The Company applies various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into stream and royalty agreements. Such methods generally include: conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalty or stream interest; engaging experienced local counsel and other advisors in the applicable jurisdiction; negotiating where possible so that the applicable royalty or stream agreement contains appropriate protections, representations, warranties and, in each case as the Company deems necessary or appropriate in the circumstances, all applied on a risk adjusted basis. There can be no assurance, however, that the Company will be able to identify or mitigate all risks relating to holding royalty, stream, and similar production-based interests in respect of properties, mines and projects located in foreign jurisdictions, and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Metalla’s profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities.

There is sovereign risk in investing in foreign countries, including the risk that the resource concessions may be susceptible to revision or cancellation by new laws, may not be renewed as anticipated or may otherwise be adversely impacted by changes in direction by the government in question. It is possible that changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral or oil & natural gas operations. These are matters over which Metalla has no control. There is no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, licensing fees, taxation, royalties, price controls, exchange rates, export controls, environmental protection, labour relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect both the ability to undertake exploration and development on, or production from, the properties in which Metalla holds a royalty, stream or other production-base interest. In certain areas where Metalla holds a royalty, stream or other production-base interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of Metalla and the owners and operators of the properties in which Metalla has an interest and such changes may result in a material and adverse effect on Metalla’s profitability, results of operations, financial condition and the trading price of Metalla securities. Additionally, Metalla is indirectly exposed to the risks faced by the owners and operators of the properties in which Metalla holds or will hold royalty, stream or similar production-based interests in foreign jurisdictions. These include risks related to political and economic instability, under-developed legal systems, inconsistencies in the application of local laws and other legal uncertainty, terrorism, military repression, political violence, crime, corruption, infectious diseases, unsophisticated infrastructure and inaccessibility.

Management’s Discussion and Analysis - Page 24

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

Continued challenging global financial conditions

Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact Metalla’s ability, or the ability of the operators of the properties in which Metalla holds royalty, stream or similar production-based interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. Additionally, the Company may be subject to counterparty risk and liquidity risk. The Company is exposed to various counterparty risks including, but not limited to (a) through financial institutions that hold Metalla’s cash, (b) through companies that have payables to Metalla, (c) through Metalla’s insurance providers, and (d) through Metalla’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans or other credit facilities or obtain equity financing in the future or to obtain them on terms favourable to the Company. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, Metalla’s profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities could be adversely impacted.

Management’s Discussion and Analysis - Page 25

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

SHARE POSITION AND OUTSTANDING WARRANTS AND OPTIONS

As at the date of this MD&A, the Company had 134,419,952 common shares issued and outstanding. There were also 7,490,934 stock options and 6,142,733 share purchase warrants outstanding with expiry dates ranging from October 6, 2019 to January 4, 2024. In addition, there were 600,000 restricted share units with vesting dates ranging from January 5 to July 5, 2020.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the “SEC”) set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this MD&A may refer to “mineral resources”, “measured mineral resources”, or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource”, “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this MD&A containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7.

“Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves. "Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a Qualified Person as defined in “National Instrument 43-101 Standards of disclosure for mineral projects”.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to future events or future performance of Metalla, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, management’s expectations regarding Metalla’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold and silver); fluctuations in the value of the U.S. dollar and any other currency in which revenue is generated, relative to the Canadian dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which the Company holds a royalty, stream, or other production-base interest are located or through which they are held; risks related to the operators of the properties in which the Company holds a royalty, stream, or other production-base interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Company; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which the Company holds a royalty, stream, or non-operating interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; the ability to maintain adequate controls as required by law; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds a royalty, stream, or other production-based interest; the possibility that actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which the Company holds a royalty, stream, or other production-based interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; the integration of acquired assets; as well as other factors identified and as described in more detail under the heading “Risk Factors” in this MD&A and in the Company’s Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedar.com and the SEC at www.sec.gov.

Management’s Discussion and Analysis - Page 26

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2019

The forward-looking statements contained in this MD&A are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Company holds a royalty, stream, or other production-base interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; actual results of mining and current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of precious metals; stock market volatility; competition; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis - Page 27